U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB
                        GENERAL FORM FOR REGISTRATION OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT
      UNDER SECTION 12(B) OR 12 (G) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 ---------------

                              PEABODYS COFFEE, INC.
                 (Name of Small Business Issuer in its Charter)

              Nevada                                             98-0209293
(State or other jurisdiction of                               (I.R.S. Employer
 Incorporation or organization)                              Identification No.)

     3845 Atherton Road, Suite 9
     Rocklin, California                                     95765
     (Address of Principal Executive Office                  (ZipCode)

                                 (916) 632-6090
                           (Issuer's Telephone Number)

           Securities to be registered under Section 12(b) of the Act:

                                      None

           Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 Par Value
                                (Title of Class)

                                TABLE OF CONTENTS

PART I (Alternative 2)

Item 1        Description of Business..........................................3
Item 2        Description of Property.........................................17
Item 3        Directors, Executive Officers and Significant Employees.........17
Item 4        Remuneration of Directors and Officers..........................18
Item 5        Security Ownership of Management and Certain Securityholders....19
Item 6        Interest of Management and Others in Certain Transactions.......20
Item 7        Securities Being Offered........................................20

PART II

Item 1        Market Price of and Dividends on the Registrant's Common
              Equity and Other Shareholder Matters............................22
Item 2        Legal Proceedings...............................................23
Item 3        Changes in and Disagreements with Accountants...................23
Item 4        Recent Sales of Unregistered Securities.........................24
Item 5        Indemnification of Directors and Officers.......................24

PART F/S......................................................................26

PART III

Item 1        Index to Exhibits.................................................
Item 2        Description of Exhibits...........................................

SIGNATURES......................................................................

                             PART I (ALTERNATIVE 2)

     EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THIS FORM 10-SB CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED ("SECURITIES ACT"), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED ("EXCHANGE ACT"), AND PEABODYS COFFEE, INC. (THE "COMPANY") INTENDS THAT SUCH FORWARD-LOOKING STATEMENTS BE SUBJECT TO THE SAFE HARBORS CREATED BY THESE STATUTES TO THE EXTENT THEY APPLY. WHEREVER POSSIBLE WE HAVE IDENTIFIED THESE FORWARD-LOOKING STATEMENTS BY SUCH WORDS AS "ANTICIPATES," "BELIEVES," "ESTIMATES," "INTENDS," AND SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES AND INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS OF FUTURE EVENTS AND THE COMPANY'S PLANS AND EXPECTATIONS. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM SUCH STATEMENTS.

     ALTHOUGH WE BELIEVE THAT THE ASSUMPTIONS UNDERLYING THE FORWARD-LOOKING STATEMENTS ARE REASONABLE, ANY OF THE ASSUMPTIONS COULD PROVE TO BE INACCURATE. THERE CAN BE NO ASSURANCE THAT THE RESULTS CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS WILL BE REALIZED. IN ADDITION, AS DISCLOSED UNDER "ITEM 1. DESCRIPTION OF BUSINESS-RISK FACTORS AFFECTING THE COMPANY," THE BUSINESS AND OPERATIONS OF THE COMPANY ARE SUBJECT TO SUBSTANTIAL RISKS WHICH INCREASE THE UNCERTAINTIES INHERENT IN THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS FORM 10-SB. THE INCLUSION OF SUCH FORWARD-LOOKING INFORMATION SHOULD NOT BE REGARDED AS A REPRESENTATION BY THE COMPANY OR ANY OTHER PERSON THAT THE FUTURE EVENTS, PLANS OR EXPECTATIONS CONTEMPLATED BY THE COMPANY WILL BE ACHIEVED.

ITEM 1.   DESCRIPTION OF BUSINESS
          (FORM 1-A  MODEL B  ITEM 6)

OVERVIEW

     Peabodys Coffee, Inc., a Nevada corporation (the "Company" or "Peabodys"), is in the business of selling premium specialty coffee drinks. Peabodys sells its coffee drinks by the use of strategically positioned coffee espresso bars (kiosks), and its goal is to capitalize on the growth and profitability of the specialty coffee market.

     Peabodys' strategy is to establish and manage espresso coffee bars (kiosks) in corporate and institutional locations that require low levels of capital investment, minimal overhead and advertising budgets, and which are simple to operate. The Company seeks to provide the highest levels of product, quality, service and consistency by utilizing strict site operating guidelines and other controls including cash and inventory management, personnel and sales analysis at each location. Peabodys has determined that the highest level of growth, stability and return on investment in the specialty coffee market is available through targeting a "captive" market niche and by avoiding direct competition with "retail" companies such as Starbucks, Diedrich Coffee, Seattle's Best and others located in store fronts and shopping centers. Although Peabodys will employ many of the same management techniques as these large companies, the Company intends to avoid the high initial investment costs, operating overhead and advertising budgets associated with "retail" operations.

     A key feature of Peabodys' marketing plan is its emphasis on operational simplicity and ease of management. The kiosks, while usually appearing permanent, are portable and often completely self-contained, with the exception of power. Peabodys' kiosks provide convenience by "bringing espresso products directly to the consumer" during the morning, at lunch, and for work breaks, which are all peak coffee drinking hours. Prime locations of the kiosks are in above average income employment centers, including corporate offices, industrial facilities, office buildings, universities, colleges, hospitals and entertainment venues.

     The Company is currently operating 28 kiosk outlets and has achieved profitability at the unit level at 24 of these locations. The three largest foodservice providers in the United States - Sodexho-Marriott, The Compass Group, and ARAMARK - are all Peabodys clients. These three venders alone control more than 8,500 institutional foodservice sites across the country representing a target market for the Company of approximately $1.3 billion. Given the diversity of the Company's locations, however, no single client is so large that the Company is dependent upon its business relationship.

INDUSTRY OVERVIEW

     Specialty coffee sales as a percentage of total coffee sales in the United States have been increasing steadily. According to the National Coffee Association, a New York-based alliance of 165 coffee concerns, sales of specialty coffee grew from approximately 17% to almost 30% of total coffee sales in the United States from 1989 through 1997. According to the National Coffee Association's 1998 study, 45% of Americans drink coffee. On average they drink
1.4 cups per day. The U.S. coffee market consists of two distinct product categories: (1) commercial ground roast, mass-merchandised coffee and (2) specialty coffees, which include gourmet coffees (premium grade arabica coffees sold in whole bean and ground form) and premium coffees (upscale coffees mass-marketed by the leading coffee companies).

     The specialty coffee industry is expected to increase from $3 billion a year at present to $5 billion by the turn of the century. The National Coffee Association forecasts there will be 10,000 coffee houses in the United States by next year. They estimate that 47 percent of Americans - 108 million people drank specialty coffee beverages in 1998, up from 80 million in 1997.

     Coffee has been harvested and served for over 500 years, but specialty espresso-based coffee drinks and specialty dark roast coffees are only now gaining a foothold in new markets. In the U.S., specialty coffee products trace their development to the Pacific Northwest, specifically Seattle and western Washington. Through "retail" storefront companies such as Starbucks, espresso and specialty coffees are quickly gaining a foothold in all of the major geographical markets throughout North America. An increased number of brand name recognized storefront locations is also resulting in an increasing demand for "kiosks" or specialty coffee carts which conveniently bring product to consumers when they demand it the most, in the morning, at lunch and during work or class breaks.

     Research conducted by the Specialty Coffee Association of America estimates the total high-end coffee market at approximately $3 billion and is forecasted to reach $5 billion by 2000. The market has demonstrated that not only do existing coffee drinkers purchase espresso, but an entirely new consumer base has been reached, including women in the 17 - 40 age group, higher income professionals and even high school students. It is not surprising that with this type of opportunity and high profit margins available to specialty coffee operators, there is a boom in the retailing of espresso-based coffee products.

     The Company believes that several factors have contributed to the increase in demand for gourmet coffee including:

     o Greater consumer awareness of gourmet coffee as a result of its increasing availability;

     o Increased quality differentiation over commercial grade coffees by consumers;

     o Increased demand for all premium food products, including gourmet coffee, where the differential in price from the commercial brands is small compared to the perceived improvement in product quality and taste;

     o Ease of preparation of gourmet coffees resulting from the increased use of automatic drip coffee makers and home espresso machines; and

     o    The decline in alcoholic beverage consumption.

COMPANY BACKGROUND

PEABODYS CA

     The current business of the Company began with the formation of Peabodys Coffee, Inc., a California corporation ("Peabodys CA"), in 1995. Co-founder Todd Tkachuk (who is currently an officer and director with the Company) conceived of a company which would contract with an institutional food service vendor (the "client"), such as Marriott, The Compass Group, or ARAMARK, that held the food service contract for an institutional setting (the "host organization"), such as a corporate facility, college, university, or hospital. Peabodys CA would provide turn-key specialty coffee service within the host organization on behalf of the client. Thus, Peabodys CA represented a comprehensive outsourcing solution for what is only a small portion of the client's food service business, yet is an important and highly desired amenity for the host organization.

     As with the Company today, Peabodys CA would open a new site in approximately three weeks, at an all-in cost, including initial inventory and pre-opening expenses, of less than $30,000. Because physical plant consisted of a self- contained kiosk that required minimal, if any, tenant improvements, the Company would relocate to a new site, if necessary, without abandoning a large fixed investment. In return for its right to provide turn-key specialty coffee service, Peabodys CA would compensate the food service vendors through revenue-sharing, typically averaging about 15% of total revenues generated at the site. This approach resulted in pure profit for the food service vendor, thus increasing overall margins for the Company's client.

     The Peabodys CA model, which is now the model of the Company today, differs from traditional specialty coffee retailers in the following significant ways:

     o    No direct competition with Starbucks.

     o    Access  to  large   numbers  of  sites   through   clients   who  have
          relationships already in place with such sites. In fact, existing Company clients control more than 8,500 such sites in the United

          States alone.

     o Captive customer populations at such sites, resulting in no direct competition at the site level, and hence no need (or expense) for massive brand promotion to draw consumers

     o No real estate costs, and no need to build a real estate pipeline for future sites -

     o    Low initial investment to open new sites

     o    Short time period required to open new sites

     o    No expenses for utilities or common area maintenance charges.

     o    Low Fixed costs

     o    Physical plant that can be relocated easily if necessary

THE COMPANY

     Concurrent with Peabodys CA's development of its specialty coffee business, as described above, the Company was existing as a development stage company formed for the purpose of mineral exploration and mine development. The Company was incorporated under the laws of the State of Nevada on July 26, 1989 with the name Kimberly Mines, Inc. Several months later the Company was the surviving company in a merger with Blue Ute Mining & Exploration, Inc., a Utah corporation. On August 15, 1997 the Company changed its name to Mine-A-Max
Corporation. The Company continued to exist as a development stage mining company until its merger with Peabodys CA in 1999.

THE MERGER

     On March 12, 1999, Peabodys CA entered into a Plan and Agreement of Reorganization (the "Agreement") with the Company. The Agreement provided for a share exchange in which the Company offered shareholders of Peabodys CA one (1) share of the Company's common stock in exchange for one (1) share of Peabodys CA common stock. The shares were offered by the Company in reliance on the exemption from registration provided by Rule 506 of Regulation D. The Agreement provided further that, after the Company had acquired a majority of the outstanding stock of Peabodys CA, the Company would: (i) elect a new board of directors for the Company composed of the former management of Peabodys CA; (ii) amend the Company's articles of incorporation to change its name to "Peabodys Coffee, Inc.;" (iii) amend and restate the Company's bylaws; and (iv) effect a merger of Peabodys CA into the Company.

     On  March  15,  1999  the  Company   filed  an  Amendment  to  Articles  of
Incorporation  with the  State of  Nevada  changing  its  name  from  Mine-A-Max
Corporation to Peabodys Coffee, Inc. On June 30, 1999, the Company effected a merger ("Merger") by filing Articles of Merger in the State of Nevada, with Peabodys CA as the disappearing corporation and the Company as the surviving corporation, with the outstanding shares of Peabodys CA converted into shares of the Company on a one-to-one basis.

     In effecting the Merger, the Company did not send a notice of approval of the Merger and appraisal price of the shares to Peabodys CA shareholders in accordance with Corp. C. ss. 1301(a) for the exercise of dissenters' rights. Consequently, no Peabodys CA shareholders delivered a demand to exercise dissenters' rights under Corp. C. ss. 1301(b) in connection with the Merger, and there were no "dissenting shares," as defined in Corp. C. ss. 1300(b). It is not clear at this time whether any former Peabodys CA shareholders will seek to enforce their dissenters' rights, and, if so, what the Company's liability will be.

     The Company is in the midst of completing formalities in connection with the Merger, such as issuing new share certificates to the former holders of Peabodys CA shares. The Company, as of the date of this filing, has not filed the proper document to effect the Merger in the State of California, as set forth in Corp. C. ss. 1108(d). When this document is filed, because more than six (6) months will have elapsed between the filing of the Articles of Merger in the State of Nevada and the filing of the proper document in California, the Merger will be effective in California as of the date of the later filing, all in accordance with Corp. C. ss. 1108(e). The effect on the Company of this later effective date is not clear at this time.

BUSINESS STRATEGY AND OPERATION

     In order to take advantage of the rapidly growing market for specialty coffee, the Company has developed a business strategy based on the following key concepts:

     Business and Institutional Locations. The Company believes that by locating its coffee kiosks in business and institutional areas, the Company will be able to obtain a significant market share for specialty coffees. The Company expects to experience both lower competition and reduced advertising and marketing expenses by installing kiosks in such areas. Kiosks enable the Company to offer specialty coffees during the peak coffee drinking hours (i.e., morning, lunch and work breaks). Peabodys' kiosks have a nearby captive audience of employees and students at business and institutional sites.

     Highest Quality Coffee. Peabodys coffee is made to exacting standards, developed by the Company's coffee experts. The products offered by each kiosk can be selected to meet the taste and preferences of each locale.

     Low Cost Operations. The cost of opening and operating each kiosk is significantly less expensive than the retail outlets operated by Peabodys' competition. Each kiosk can achieve profitability virtually immediately with sales as low as $300.00 per day. Currently, Peabodys per-unit revenue averages approximately $450.00 per day.

SITE FORMAT AND OPERATIONS

     Each existing Peabodys site consists of a kiosk that measures approximately six feet long, three feet deep, and four feet high (counter level), with related equipment and display space. Standard equipment on the kiosk includes a two-group espresso machine, two espresso grinders, a coffee brewer, blender, and cash register, and display racks for baked goods and other non-coffee items. All kiosks are equipped with wheels for unit mobility, although at most sites the kiosk remains in the same location permanently. Under the terms of its contracts, Peabodys is usually allotted both dry and cold storage space within the host's commissary facilities, at no charge to the Company.

     The typical Peabodys site, which includes the kiosk, related components. and workspace for employees, occupies a footprint of approximately 100 square feet. Due to the unique client-host-captive consumer model that Peabodys has developed, the Company incurs no rental expense for this real estate. Likewise, there are no common area maintenance charges, and all utilities, such as electricity, heat, air conditioning, and water, are furnished by the host or client at no cost to Peabodys. To achieve greater impact from the physical plant itself as a merchandising tool, and to enhance operating efficiencies, Peabodys has refined the look and functionality of its kiosk and related equipment into a "branded system" to be applied consistently across all future sites.

     Each Peabodys location is staffed with a site manager and from two to eight baristas (the Italian term for a person skilled in the art of espresso preparation), depending on the population of the site's captive customer base, the hours of operation, the mix of hours available from part-time employees, and similar factors. To assure available staffing at all times, Peabodys is also building a pool of on-call labor to work on an as-needed basis, much as schools draw from a pool of substitute teachers to fill in as needs arise. Most baristas work part-time, typically in four hour intervals. Site managers, all of whom are full-time employees, serve customers during their shifts in addition to performing supervisory and administrative duties such as recruiting, hiring, and supervising staff, assuring compliance with corporate procedures and the Company's key operating imperatives, taking inventory, and completing daily performance reports for corporate headquarters. Specific accountabilities for site managers include quality and service, employee performance, sales, and profit, and site manager compensation is strongly performance-related, with execution of the four operating imperatives and over-budget profitability bringing open-ended gain-share rewards.

     Standout site managers, known as "cell leaders," oversee strategic groupings of sites. Cell leaders remain accountable for their own sites' performance, but take on additional duties to support the cell, for which they earn extra compensation. In particular, such duties include: (i) building peer chemistry within the cell; (ii) participating in training and coaching projects;
(iii) designing and executing local site-specific marketing programs; (iv) supporting new site openings; and (v) implementing specific initiatives to support the four key operating imperatives within the cell. Given these additional responsibilities, cell leaders receive somewhat higher staffing support at their own sites.

     Establishing and maintaining Peabodys' specialty coffee kiosks is relative simple. The kiosk is compact, modular in design, and completely self-contained. No significant preparation is needed at the host location other than provision for electrical power. The kiosk, while usually appearing permanent, is often completely portable and can be moved from space to space or completely out of a location. The cost of a complete espresso bar kiosk, including internal plumbing, equipment, inventory and signage is approximately $30,000. This cost is significantly less than that of "retail" coffee outlets. In addition, the design of the kiosk allows the Company to enhance the production and product offering capabilities of the unit by adding additional modules. Turnaround time for manufacturing a complete kiosk is approximately four to six weeks.

     Significantly, the Company can operate and maintain its kiosk locations with no rental or lease expenditures. Peabodys pays a percentage of revenue to the foodservice provider or the host location at an average rate of approximately 15%.

     With respect to the construction of kiosks, the Company utilizes Michaelo Espresso ("Michaelo") of Seattle, Washington as its kiosk vendor. Capable of producing new kiosks in 72 hours from order placement, Michaelo can support rapid unit roll-out by the Company.

SITE; HOST                                   LOCATION                 CLIENT                    DATE OPENED
-------------------------------------------------------------------------------------------------------------
IBM Bldg 11; IBM                             San Jose, CA             The Compass Group         June 1995
IBM Bldg 55; IBM                             San Jose, CA             The Compass Group         October 1997
STL Labs; IBM                                San Jose, CA             The Compass Group         April 1996
San Jose City College; SJCC                  San Jose, CA             The Compass Group         January 1996
Concord Airport Plaza                        Concord, CA              The Compass Group         February 1996
Web TV; IBM                                  San Jose, CA             The Compass Group         October 1999
EM Building, UCSC                            Santa Cruz, CA           Sodexho-Marriot           November 1995
College 10; UCSC                             Santa Cruz, CA           Sodexho-Marriot           April 1997
Sisheiner Labs; UCSC                         Santa Cruz, CA           Sodexho-Marriot           April 1997
Applied Science, UCSC                        Santa Cruz, CA           Sodexho-Marriot           March 1996
Sutter Memorial Hospital                     Sacramento, CA           Sutter Health             October 1995
Sutter General Hospital                      Sacramento, CA           Sutter Health             October 1995
California State Fair; Cal Expo              Sacramento, CA           Cal Expo                  August 1998
College of Education; UNR                    Reno, NV                 Sodexho-Marriot           August 1998
Library; UNR                                 Reno, NV                 Sodexho-Marriot           December 1997
Lawlor Event Center; UNR                     Reno, NV                 Sodexho-Marriot           December 1997
Peabodys Lake Tahoe                          S. Lake Tahoe, CA        Peabodys                  June 1999
Convention Center-Location 1                 Reno, NV                 ARAMARK                   April 1997
Convention Center-Location 2                 Reno, NV                 ARAMARK                   April 1997
Livestock Center                             Reno, NV                 ARAMARK                   April 1997
Santa Ana Community College                  Santa Ana, CA            Sodexho-Marriott          August 1996
Center Hall, UCSD                            San Diego, CA            UCSD                      April 1999
Social Science Bldg.; UCSD                   San Diego, CA            UCSD                      April 1999
Warren Bldg.; UCSD                           San Diego, CA            UCSD                      April 1999
Physical Plant; UCSD                         San Diego, CA            UCSD                      April 1999
Nierenburg Hall; UCSD                        San Diego, CA            UCSD                      April 1999
SDSU-1; San Diego State University           San Diego, CA            Aztec Shops               August 1999
SDSU-2; San Diego State University           San Diego, CA            Aztec Shops               August 1999

SUPPLIERS

     The Company procures its coffee from Terra Nova Coffee ("Terra Nova") in Sacramento. Terra Nova is the leading coffee roaster serving central California, and Peabodys is Terra Nova's largest specialty coffee account. The Company provides its proprietary specifications for varietals, roast, and grind and proportions (for brewed coffees) to Terra Nova, which in turn purchases green beans from qualified sources around the world, and then roasts, blends, and grinds (for brewed coffees) to Peabodys' specifications. Finished product is bagged, sealed, and shipped to the Company as ordered. The Company is currently testing on-site grinding for its brewed coffee, as doing so is expected to: (i) enhance freshness and quality, (ii) reinforce consumer perceptions of Peabodys as specialty coffee experts, (iii) add to the pleasing aroma at the site, and
(iv) lead to higher sales of packaged whole beans. From its current facilities, Terra Nova has sufficient capacity to support Peabodys' growth to approximately 200 sites.

     For both its brewed and espresso beverages, the Company uses only the premium "arabica" species of coffee. At present, brewed coffee consists of 100% Colombian Supremo, selected because among the approximately 30 varietals of specialty coffee worldwide, this one commands approximately 40% to 50% of the premium segment, and is readily available. The Company is testing an expanded offering of brewed coffee varietals in order to provide greater consumer choice and, again, enhance consumer perception of Peabodys' expertise in specialty coffee. Growing regions for such additional varietals include Africa, Indonesia, and South America. Peabodys' espresso is a special in-house blend of Colombian Supremo and specialty coffees from Sumatra and Ethiopia. To achieve its unique, robust flavor, the Company uses a proprietary dark roast, typical of the Pacific Northwest style. This roast flavor is a key dimension by which Peabodys distinguishes itself in the marketplace, much as does Starbucks.

     Because coffee in green bean form is a commodity, and is thus subject to commodity price swings caused by weather conditions, political climate, and similar supply and demand factors, it is sometimes assumed that margins for specialty coffee companies are vulnerable to the same factors. However, the price of green coffee represents only a relatively small portion of Peabodys' cost of goods sold for specialty coffee beverages. As a result, if green coffee prices were to double, for example, the Company's costs would increase by only about 5 cents per drink. Given consumers' price inelasticity for specialty coffee, an increase of such size can generally be passed along to the customer.

     Among other menu items, baked goods and fruit smoothies are the most prominent. Such products are sourced from vendors local to each site. The Company is analyzing several alternatives to reduce costs, increase shelf-life, and/or enhance revenues, including lunch/afternoon-oriented products. Juice drinks, sodas, and bottled waters are purchased at customary wholesale prices from distributors of such products, who deliver directly to the sites as ordered.

EXPANSION PLANS

     The Company has experienced significant acceptance with institutional foodservice providers. However, to date the Company's expansion has been curtailed primarily by capital constraints. The Company's expansion will come from: (i) adding additional locations under current contracts; (ii) developing new relationships with additional foodservice providers and (iii) developing direct contracts with host company facilities that control a significant number of locations such as large retailers and property owners.

     The Company believes that its most significant growth will come from expansion of its current contracts. The Company's three largest clients,
Sodexho-Marriott, The Compass Group and ARAMARK control more than 8,500 institutional foodservice sites across the country, representing an aggregate market to the Company of approximately $1.3 billion.

     The Company believes that there is opportunity to acquire existing kiosks located in key locations. The specialty coffee kiosk industry is extremely fragmented. The Company estimates that its largest competitor operates twelve
(12) kiosk sites. To date, the Company has acquired seven (7) kiosks from other companies. Six of the seven have resulted in a positive cash flow at the unit level to the Company.

     The Company has determined that the order of expansion and growth should be based on several variables: 1) the market potential in terms of gross numbers of potential kiosk locations which can be inferred by the population of a metro area and the market's core industrial and commercial base; 2) the level of maturity for specialty coffee, which the Company closely monitors the regional growth of Starbucks and other retail chains to take advantage of significant expenditures in specialty coffee marketing efforts; 3) the leverage that may be garnered in infrastructure support and management between regions; and 4) existing catering company contracts which can be easily extended into a new region.

     The Company recently entered into a non-binding letter of intent with Arrosto Coffee Company LLC ("Arrosto") for the purchase of substantially all the assets of Arrosto. The primary assets of Arrosto include a roasting facility, a specialty coffee retail store, and certain trademarks and other intellectual property which Arrosto licenses to independent operators of kiosks and other locations. It is anticipated that the Company will pay the purchase price for the assets in shares of common stock of the Company.

     The Company recently entered into a non-binding letter of intent with Grounds for Enjoyment ("GFE") for the purchase of certain assets GFE. The primary assets being purchased are four (4) kiosks and site contracts in the Riverside/San Bernardino, CA area. It is anticipated that the Company will pay the purchase price for the assets with a combination of cash and shares of common stock of the Company.

MARKETING STRATEGY

     Peabodys' marketing strategy is based on a symbiotic relationship with foodservice providers and hosts. Recent developments indicate the potential for direct contracts with host company facilities, particularly where the host controls a significant number of potential locations such as large retailers and property owners. The relationship with food service providers and hosts is based on Peabodys' supplying an espresso bar kiosk in an environment that is not conducive to traditional retail outlets such as corporate offices, industrial facilities, office buildings, universities, colleges, hospitals and entertainment venues. Due to the nature of these centers, traditional foodservice vendors, such as Sodexho-Marriott and ARAMARK, provide food and other items to a "captive audience" located at these facilities. Foodservice vendors or the host sites have offered coffee in the past; however, with the development of espresso bars and gourmet coffee, these traditional vendors and hosts have not been able or desirous to fill this market void. The Peabodys solution is to establish an espresso bar kiosk on site without competing with the foodservice provider at the facility.

     Due to the many benefits Peabodys has to offer foodservice operators and hosts, Peabodys has had little resistance to opening kiosks. The foodservice provider or the host facility receives the following benefits from entering into a contract with Peabodys:

     INCREMENTAL REVENUE STREAM. Peabodys provides on average 15% gross revenue sharing for the foodservice provider or the host.

     INCREASED CUSTOMER BASE. Incremental increase in customer base with new customers attracted by Peabodys.

     NO INVESTMENT REQUIRED. Peabodys provides everything: Plant, equipment, products, personnel, training, and management.

     NO OPERATIONAL INVOLVEMENT. Peabodys takes full responsibility for kiosk operation.

     INCREASED CUSTOMER AND HOST SATISFACTION. Peabodys brings gourmet coffee that is custom brewed to captive customers at work, hospital, convention, education, or entertainment locations providing extra pleasure and convenience for the customer at no cost to the host or foodservice provider.

     Peabodys is specifically targeting the institutional foodservice channel. The Company estimates that its potential annual available market in the United States is approximately $1.3 billion from existing clients alone. The Company has been successful by negotiating contracts with the three largest foodservice providers in the United States: Sodexho-Marriott, The Compass Group, and ARAMARK. The Peabodys marketing model allows Peabodys to participate in the fast growing gourmet coffee market without competing directly with Starbucks and other retail chains.

     On September 30, 1999, the Company entered into a General Agreement with Elliot, Lane & Associates, Inc. ("Elliot, Lane"), to provide consulting services to the Company with respect to company expansion, strategic alliances and investor relations. The Company is currently negotiating a Professional Service Agreement with Elliot, Lane to provide consulting services with respect to expansion, strategic alliances and investor relations in European markets.

COMPETITION

     The specialty coffee market is extremely competitive and highly fragmented. With low barriers to entry, competition in the industry is expected to increase from national and regional chains, franchise operators and local specialty coffee stores. The Company competes directly against all other premium coffee roasters, coffeehouses, espresso/coffee bars and mall coffee stores, as well as against restaurant and beverage outlets that serve coffee and a growing number of espresso stands, carts and stores. In addition, the Company competes to draw consumers of standard or commercial coffee to premium coffee. The Company believe that our customers choose among retailers primarily on the basis of product quality, service, coffeehouse ambiance, convenience and, to a lesser extent, on price.

     The Company competes with a growing number of specialty coffee retailers including Starbucks, Coffee Beanery, Caribou, Java City, Diedrich, Tully's, New World Coffee-Manhattan Bagel, Peet's Coffee and many others. The attractiveness of the gourmet specialty coffeehouse market may draw additional competitors with substantially greater financial, marketing and operating resources than us. A number of nationwide coffee manufacturers, such as Kraft General Foods, Proctor & Gamble, and Nestle, distribute coffee products in supermarkets and convenience stores, which may serve as substitutes for our coffees.

     The performance of individual coffeehouses may also be affected by factors such as traffic patterns and the type, number and proximity of competing coffeehouses. In addition, factors such as inflation, increased coffee bean, food, labor and employee benefit costs and the availability of experienced management and hourly employees may also adversely affect the specialty coffee retail business in general and our coffeehouses in particular.

INTELLECTUAL PROPERTY

     The Company has a registered service mark for its rhinoceros logo. The Company is aware of another entity in North Carolina that is utilizing the name "Peabodys" in the coffee industry. The North Carolina entity has received a federal trademark registration of the name "Peabodys." While the Company believes that it has the right to use the name "Peabodys" in the areas in which it is used by the Company, if it were determined that the Company were not able to continue utilizing the name "Peabodys," it would have a material adverse effect on the Company and the Company would have to re-establish any lost goodwill and name recognition.

EMPLOYEES

     The Company currently has 97 employees of which 26 are full-time employees and 5 of which are administrative.

SEASONALITY

     Because the Company serves both hot and cold coffee drinks, the sales of the Company's products at most Kiosk locations do not appear to be significantly affected by the seasons. However, those kiosks which are located in educational facilities are affected by the seasons to the extent that sales are significantly less when school is not in session.

RISK FACTORS AFFECTING THE COMPANY

     COMPLETION OF MERGER. As described above, on June 30, 1999, the Company effected a merger with Peabodys CA as the disappearing company and the Company as the surviving company (the "Merger"). The Merger followed a share exchange, which began on March 12, 1999, through which the Company acquired more than 51% of the shares of Peabody CA in exchange for its shares, offered to the shareholders of Peabodys CA on a one-to-one exchange basis. In effecting the Merger, the Company did not send a notice of approval of the Merger and appraisal price of the shares to Peabodys CA shareholders in accordance with Corp. C. ss. 1301(a) for the exercise of dissenters' rights. Consequently, no Peabodys CA shareholders delivered a demand to exercise dissenters' rights under Corp. C. ss. 1301(b) in connection with the Merger, and there were no "dissenting shares," as defined in Corp. C. ss. 1300(b). It is not clear at this time whether any former Peabodys CA shareholders will seek to enforce their dissenters' rights, and, if so, what the Company's liability will be.

     The Company is in the midst of completing formalities in connection with the Merger such as issuing new share certificates to the former holders of Peabodys CA shares. The Company, as of the date of this filing, has not filed the proper document to effect the Merger in the State of California, as set forth in Corp. C. ss. 1108(d). When this document is filed, because more than six (6) months will have elapsed between the filing of the Articles of Merger in the State of Nevada and the filing of the proper document in California, the Merger will be effective in California as of the date of the later filing, all in accordance with Corp. C. ss. 1108(e). The effect on the Company of this later effective date is not clear at this time.

     LATE PAYMENTS RELATING TO DEBT. Pursuant to the Merger, the Company by operation of law assumed all of the obligations of Peabodys CA. In an earlier private placement, Peabodys CA offered and sold units, with each unit consisting of a secured promissory note ("Secured Note") and warrants to purchase common stock. The Company is now obligated to make quarterly payments on the principal balance outstanding and to repay such Secured Notes. As of the date hereof, the Company is in default on the principal balance of the Secured Notes and is approximately $226,652.00 in arrears on such interest payments relating to the Secured Notes (such arrears are increasing at the rate of approximately $4,600 per month) and has not repaid any portion of the $367,500.00 principal balance of the Secured Notes. Under the terms of the Security Agreement relating to the Secured Notes, a noteholder has the right to (i) declare all principal and interest immediately due and owing; (ii) exercise its rights and remedies under the California Commercial Code as a secured creditor having a security interest in the collateral, which includes, but is not limited to, equipment, inventory, accounts, trademarks and tradenames and other intellectual property rights (the "Collateral"), and, in particular, sell any part of the Collateral and (iii) exercise any other rights or remedies of a secured party under California law. As of the date hereof, the Company has not received any notice of default relating to the Secured Notes.

     OPERATING LOSSES; LIMITED OPERATING HISTORY; DEVELOPMENT STAGE OF COMPANY. Prior to the Merger, Peabodys CA had incurred operating losses in each quarter since its inception and has a significant accumulated deficit. It is anticipated that the Company will continue to incur losses, until it is able to increase revenues sufficient to support operations. The Company has a limited history of operations and has had limited revenue. The Company's success is dependent upon the successful development and marketing of its services and products, as to which there is no assurance. Any future success that the Company might enjoy will depend upon many factors, including factors out of its control or which cannot be predicted at this time. These factors may include changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors, changes in general economic conditions, increases in operating costs, including costs of supplies, personnel and equipment, reduced margins caused by competitive pressures and other factors. These conditions may have a materially adverse effect upon the Company or may force the Company to reduce or curtail operations.

     HISTORICAL FINANCIAL STATEMENTS PROVIDED FOR PEABODYS CA. Peabodys CA retained Nicholson & Olson to audit the Company's financial statements for the fiscal year ended March 31, 1998. This audit was completed in August 1998 and the independent auditors' report (a going concern opinion) and the accompanying March 31, 1998 financial statements are included as Exhibits, in addition to the financial statements of the Company.

     The Company recently changed its fiscal year end from September 30 to March
31. The Company engaged Nicholson & Olson to audit the Company's financial statements for the fiscal year ended March

31, 1999. The auditors have issued a going concern opinion in connection with these financial statements, which are attached hereto as exhibits.

     NEED FOR ADDITIONAL CAPITAL. Additional capital will be required to effectively support the operations and to otherwise implement the Company's overall business strategy, including rapid growth in designated regions. However, there can be no assurance that financing will be available when needed on terms that are acceptable to the Company. The inability to obtain additional capital will restrict the Company's ability to grow and may reduce the Company's ability to continue to conduct business operations. If the Company is unable to obtain additional financing, it will likely be required to curtail its marketing and development plans and possibly cease its operations. Any additional equity financing may involve substantial dilution to the Company's then-existing shareholders.

     RELIANCE ON MAJOR CONTRACTS. The Company anticipates that it will enter into service contracts with several parties that may initially represent a significant portion of the Company's business. No assurance can be given that the Company will be able to obtain or maintain such contracts. The Company anticipates that such contracts may initially be for short-term periods of one to two years, after which the Company anticipates the contracts will be extended for a longer period; however, there can be no assurance of such extensions. If any contracts are terminated and not renewed at the end of the short-term period, the Company may experience a material decline in revenues.

     GENERAL RISKS OF BUSINESS. The Company has formulated its business plans and strategies based on certain assumptions regarding the size of the specialty coffee markets, the Company's anticipated share of the market, and the estimated price and acceptance of the Company's products. Although these assumptions are based on the best estimates of management, there can be no assurance that the Company's assessments regarding market size, potential market share of the Company, the price at which the Company will be able to sell its products, market acceptance of the Company's products and a variety of other factors will prove to be correct.

     DEPENDENCE ON COFFEE SUPPLIER; FLUCTUATIONS IN AVAILABILITY AND COST OF GREEN COFFEE. The Company largely depends upon a third-party supplier for whole bean coffee, although the Company has no contract currently in effect with the supplier other than purchase orders placed from time to time by the Company. The Company believes that its relationship with such supplier is good and the supplier will be able to meet the Company's requirements for coffee during the foreseeable future. In the event such relationship terminates, the Company believes that numerous other suppliers can fulfill the Company's supply requirements. In addition, the Company's supply of coffee may be affected by fluctuations in the cost and availability of high quality whole coffee beans. Coffee supply and price are subject to volatility. Coffee of the quality sought by the Company trades on a negotiated basis at a substantial premium above commodity coffee pricing, dependent upon supply and demand at the time of purchase. Supply and price may be affected by multiple factors including weather, politics, and economics in the producing countries. An increase in the prices of specialty coffees could have an adverse effect on the Company's profitability.

     COMPETITION. As described above, the Company competes indirectly against specialty coffee retailers (such as Starbucks, Diedrich Coffee and others), restaurant and beverage outlets that serve coffee, and directly with a growing number of espresso stands, carts, and stores in the Company's markets. The Company's coffee beverages compete directly against all other coffees on the market, including those sold in supermarkets. The specialty coffee segment is becoming increasingly competitive. The coffee industry, and particularly the Company's market of commercial and industrial locations, is dominated by large companies such as Sodexho-Marriott, The Compass Group, and ARAMARK, each of whom have significantly greater financial, marketing, distribution and management resources than the Company. Competitors with significant economic resources in both existing nonspecialty and specialty coffee businesses and companies in retail foodservice businesses could at any time enter the Company's proposed market with competitive coffee products. The Company competes against both other specialty retailers and restaurants for store sites, and there can be no assurance that management will be able to continue to secure adequate sites.

     ABILITY TO MANAGE RAPID GROWTH. The success of the Company will require rapid expansion of its business. Any such expansion could place a significant strain on the Company's resources and would require the Company to hire additional personnel to implement additional operating and financial controls and improve coordination between marketing, administration and finance functions. The Company would be required to install additional reporting and management information systems for sales monitoring, inventory control and financial reporting. There can be no assurance that the Company would be able to manage any substantial expansion of its business, and a failure to do so could have a materially adverse effect on the Company's operating results.

     DEPENDENCE ON KEY PERSONNEL. The Company's success depends to a significant extent upon the continued service of Todd Tkachuk. Loss of the services of Mr. Tkachuk could have a material adverse effect on the Company's growth, revenues, and prospective business. The Company does not maintain key-man insurance on the life of Mr. Tkachuk. In addition, in order to successfully implement and manage its business plan, the Company will be dependent upon, among other things, successfully recruiting qualified managerial and sales personnel having experience in business. Competition for qualified individuals is intense. There can be no assurance that the Company will be able to find, attract and retain existing employees or that it will be able to find, attract and retain qualified personnel on acceptable terms.

     LACK OF DIVIDENDS. Peabodys CA has not to date paid any dividends with respect to its shares of Common Stock and does not intend to pay dividends in the foreseeable future. Instead, the Company intends to apply any earnings to the expansion and development of its business.

     THIN MARKET; POSSIBLE VOLATILITY OF STOCK PRICE. The Company's Common Stock has been traded on the OTC Bulletin Board since November 1997. The Company believes that factors such as announcements of developments related to the Company's business, fluctuations in the Company's quarterly or annual operating results, failure to meet securities analysts' expectations, general conditions in the marketplace and the worldwide economy, developments in intellectual property rights and developments in the Company's relationships with clients and suppliers could cause the price of the Company's common stock to fluctuate, perhaps substantially.

     OTC ELIGIBILITY RULE. Recent changes to the rules of the NASD require that companies trading on the OTC Bulletin Board, such as the Company, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, in order to maintain price quotation privileges on the OTC Bulletin Board ("OTC Eligibility Rule"). The Company's failure to obtain clearance of this Form 10-SB, or inability to file Form 10-KSB's, and other reports required under Section 13, on a timely basis could result in removal from the OTC Bulletin Board under the OTC Eligibility Rule, and adversely effect the marketability of our securities. Furthermore, under the OTC Eligibility Rule, the Company will no longer qualify for trading privileges on the OTC Bulletin Board until the staff of the Commission notifies the staff of the NASD that there are no more comments on this Form 10-SB.

     The Company anticipates that its securities may be removed from the OTC Bulletin Board after January 19, 2000, and may trade on the so-called "pink sheets," until this Form 10-SB is effective with no further comments from the Securities and Exchange Commission. At that time, the Company will apply for reinstatement on the OTC Bulletin Board. As a result of the effect of the OTC Eligibility Rule, the market liquidity for the Company's securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of shareholders sell their securities in the secondary market.

ITEM 2.   DESCRIPTION OF PROPERTY
          (FORM 1-A  MODEL B  ITEM 7)

     The Company's principal executive offices are located at 3845 Atherton Road, Suite 9, Rocklin, California, 95765, and its telephone number is (916) 632-6090. The facility is utilized in the following manner: a) administrative offices, b) professional offices, c) storage and warehousing, and d) product development. The facility consists of approximately three thousand (3,000) square feet of office and warehouse space, leased for $ 2,480.00 per month. The lease expires in September, 2001. The Company believes that its existing facilities are adequate for its current use.

ITEM 3.   DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES
          (FORM 1-A  MODEL B  ITEM 8)

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to the executive officers and directors of Peabodys:

Name                    Age       Position
--------------------------------------------------------------------------------

Barry Gibbons           53        Chairman of the Board of Directors

Todd N. Tkachuk         39        President, Chief Financial  Officer, Secretary
                                  and Director

Roman Kujath            66        Director

     Directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified. Directors serve without cash compensation and without other fixed remuneration. Officers are elected by the Board of Directors and serve until their successors are appointed by the Board of Directors. Biographical resumes of each officer and director are set forth below.

     Barry J. Gibbons became a Director and Chairman of the Board of Peabodys CA in October 1996, and became a Director and Chairman of the Board of the Company in connection with the Merger. From January 1989 to December 1993, Mr. Gibbons served as Chief Executive Officer and Chairman of Burger

King Corporation. From 1984 to 1989, Mr. Gibbons was an employee of Grand Metropolitan, the U.K.- based international food, drink and retailing group. Mr. Gibbons graduated from Liverpool University in 1969 with a degree in Economics.

     Todd N. Tkachuk was President, Chief Financial Officer, and Secretary of Peabodys CA since October 1996, and was a Director of that company since its inception. In connection with the Merger, Mr. Tkachuk became President, Chief Financial Officer, and Secretary, and a Director, of the Company. Prior to his involvement with Peabodys, Mr. Tkachuk served as President of Tony's Coffee Company, a Vancouver, Canada-based specialty coffee company. From 1987 to 1991, Mr. Tkachuk served as President and CEO of Skytech Data Supply, a wholesale distributor of computer consumables and peripherals. Mr. Tkachuk holds a B.A. in Business Management from Western Washington University (1983).

     Roman Kujath has been a director of Peabodys CA since June 1998, and of the Company since the Merger. Mr. Kujath has been president of Roman M. Kujath Architects, Ltd. since 1975. Mr. Kujath has been responsible for over $1 billion worth of construction, including the $100 million Place De Ville in Ottawa for the Campeau Corporation. Mr. Kujath is a member of the Royal Architectural Institute of Canada, a past corporate member of the American Institute of Architects, a member of the Architectural Institute of British Columbia and the Alberta Association of Architects.

ITEM 4.   REMUNERATION OF DIRECTORS AND OFFICERS
          (FORM 1-A  MODEL B  ITEM 9)

(a) The following table sets forth the aggregate annual remuneration of each of the three highest paid persons who are officers or directors for the past fiscal year.

Name of                 Capacities in which             Aggregate
Individual or Group     Remuneration was received       Remuneration
-------------------     -------------------------       ------------
Todd N. Tkachuk         Officer and Director            $ 73,200.00
                                                        ($66,000 salary + $7,200
                                                        car allowance)

Barry Gibbons           Consulting Agreement            $42,000.00

(b) There are no ongoing plans or arrangements calling for future remuneration.

ITEM 5. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS (FORM 1-A MODEL B ITEM 10)

(a) Voting Securities (no other person holds or shares the power to vote the securities described below.)

NAME AND ADDRESS                                  NUMBER OF        PERCENTAGE OF
OF OWNER                      TITLE OF CLASS      SHARES OWNED     CLASS(1)
--------                      --------------      ------------     --------
Todd N. Tkachuk               Common Stock        403,769          6.1%
1717 Chelsea Way
Roseville, CA 95661

Barry Gibbons                 Common Stock        620,000          9.4%
6665 S. W. 69th Lane
Miami, FL 33143

Roman Kujath                  Common Stock        367,797          5.6%
8926 119th Street
Edmonton, Alberta
Canada T5G 1W9

All Officers and Directors    Common Stock        1,391,566        21.2%
As a Group(4 persons)
---------------------------------
     (1) Percentage based on 6,565,477 shares of Common Stock outstanding.


(b) The Company currently has no non-voting securities outstanding.

(c) Options, Warrants and Rights

                           SECURITIES CALLED FOR BY               EXERCISE                         EXERCISE
NAME OF HOLDER             OPTIONS, WARRANTS AND RIGHTS           PRICE                            DATE
--------------             ----------------------------           -----                            ----
Todd N. Tkachuk            208,500 Shares of Common Stock         $0.04 (112,500 shares)           fully vested
                                                                  $0.70 (96,000 shares)            vested 1/29/9
Roman Kujath               150,000 Shares of Common Stock         $0.80 (20,000 shares)            fully vested
                                                                  $0.70 (60,000 shares)            vested 1/29/99
                                                                  $1.00 (70,000 shares)            fully vested
Barry Gibbons              60,000 Shares of Common Stock          $0.70                            To be determined

All Officers and Dirs.     348,500 Shares of Common Stock         $0.04 (112,500 shares)
As a Group(4 persons)                                             $0.70 (216,000 shares
                                                                  $0.80 (20,000 shares)

(d) The Company has no parents.

ITEM 6. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS (FORM 1-A MODEL B ITEM 11)

     The Company pays $3,500 per month to Barry J. Gibbons, doing business as Festina, for consulting services pursuant to an Executive Services Agreement. Barry J. Gibbons is also the Chairman of the Board of the Company.

     The Company has currently outstanding 302,500 options to purchase common stock under Peabody CA's 1995 Stock Option Plan, which were assumed by the Company pursuant to the Merger. Todd Tkachuk, President of the Company, has been issued 112,500 options at an exercise price of $0.04 per share, of which none have been exercised. Barry Gibbons, Chairman of the Board, has been issued 100,000 options at an exercise price of $0.04 per share, and has exercised all 100,000 options. Roman Kujath, a Director of the Company, has been issued 20,000 options at an exercise price of $0.80 per share, of which none have been exercised.

     The Company has currently outstanding 444,000 options to purchase common stock under Peabody CA's 1999 Stock Option Plan, which were assumed by the Company pursuant to the Merger. Todd Tkachuk has been issued 96,000 such options at an exercise price of $0.70 per share, none of which have been exercised. Roman Kujath has been issued 60,000 at an exercise price of $0.70 per share, none of which have been exercised. Roman Kujath holds warrants for 70,000 shares of common stock at an exercise price of $1.00 per share.

ITEM 7.   SECURITIES BEING REGISTERED
          (FORM 1-A  MODEL B  ITEM 12)

COMMON STOCK

     The Company is authorized to issue up to 50,000,000 shares of Common Stock, par value $.001. As of December 15, 1999, there were outstanding 6,565,477 shares of Common Stock1. Holders of the Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets of the Company which are legally available for distribution after payment of all debts and other liabilities and liquidation preference of any outstanding Common Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

     Transfer Agent and Registrar. The Company has engaged Interwest Transfer Co., Inc., located in Salt Lake City, Utah, as independent transfer agent or registrar.

-----------------------
1 Not including approximately 2,054,000 shares of Common Stock issuable upon exercise of outstanding Options and Warrants, approximately 193,421 shares of Common Stock issuable upon conversion of outstanding Promissory Notes.

PREFERRED STOCK

     The Company is not authorized to issue preferred stock.

OPTIONS

     In connection with the Plan and Agreement of Reorganization, by and between the Company and Peabodys CA, dated March 12, 1999 (the "Agreement"), and the Merger following the Agreement in which the Company was the surviving company and Peabodys CA was the disappearing company, the Company assumed all rights and obligations with respect to stock options issued by Peabodys CA. Such options had been issued under Peabody CA's 1995 Stock Option Plan, and 1999 Stock Option Plan, as well as non-plan option agreements.

     There are currently outstanding options to purchase 1,344,000 shares of the Company's common stock consisting of the following: (i) 302,500 options granted under Peabodys CA's 1995 Stock Option Plan; (ii) 444,000 options granted under Peabodys CA's 1999 Stock Option Plan; (iii) 500,000 options granted by the Company pursuant to a board resolution dated November 1, 1999; and (iv) 97,500 pursuant to other non-plan option agreements, which were originally entered into by Peabodys CA, and were assumed by the Company in connection with the Agreement and the Merger.

WARRANTS

     Pursuant to the Agreement and the Merger, the Company assumed all rights and obligations with respect to outstanding warrants of Peabodys CA. There are currently outstanding warrants for the purchase of 710,000 shares of the Company's common stock.

CONVERTIBLE SECURITIES

     Pursuant to the Agreement and the Merger, the Company assumed all rights and obligations with respect to outstanding promissory notes, originally issued by Peabodys CA in connection with an earlier financing, which are convertible into common stock of the Company. There are currently outstanding convertible promissory notes which can be converted into 193,421 shares of the Company's common stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

     The Common Stock is traded in the over-the-counter market with quotations carried on the National Association of Securities Dealers, Inc's "OTC Bulletin Board" under the trading symbol "PBDY." Prior to the Merger of Peabodys CA into the Company, and the associated amendment of the Articles of Incorporation to change the Company's name, the Company was called Mine-A-Max Corporation, and traded under the symbol "MAMX" and, for a brief period, "MAMXD." The transfer agent and registrar for the Company is Interwest Transfer Company, Inc., located in Salt Lake City, Utah.

     The following table sets forth for the periods indicated the high and low bid prices for shares of the Company's common stock as reported on the OTC Bulletin Board. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

                                            Sales Price (1)
                                            ---------------
                                   High                       Low
                                   ----                       ---
           1997
     Fourth Quarter(2)             0.5                        0.15625

           1998
     First Quarter                 0.1875                     0.04
     Second Quarter                0.1875                     0.03125
     Third Quarter                 0.125                      0.03
     Fourth Quarter                0.06                       0.02

              1999(3)
     First Quarter                 3.125(4)                   0.020
     Second Quarter                3.375                      1.000
     Third Quarter                 1.7188                     0.531

     (1) The source for data used in this chart is and OTC Quote Summary Report provided by NASDAQ Trading and Marketing Services.

     (2) The Company began trading on the OTC Bulletin Board in approximately November of 1997.

     (3) The Company's trading symbol during 1997 and 1998 was MAMX. In the first quarter of 1999 the Company changed its trading symbol to PBDY.

     (4) On February 26, 1999 the Company effected a 100 to 1 reverse stock split of its outstanding shares.

     The Company's Common Stock is not listed on an exchange or NASDAQ, but is currently traded in the over-the-counter market with price quotes listed on the OTC Bulletin Board of the National Association of Securities Dealers, Inc ("NASD"). Accordingly, an investor may find it more difficult to dispose of, or obtain accurate quotations as to the market value of the common stock.

     Recent changes to the rules of the NASD require that companies trading on the OTC Bulletin Board, such as the Company, must be reporting issuers under
Section 12 of the Securities Exchange Act of 1934, as amended, in order to maintain price quotation privileges on the OTC Bulletin Board ("OTC Eligibility Rule"). The Company's failure to obtain clearance of this Form 10-SB, or inability to file Form 10-KSB's, and other reports required under Section 13, on a timely basis could result in removal from the OTC Bulletin Board under the OTC Eligibility Rule, and adversely effect the marketability of our securities.

     The Company anticipates that its securities may be removed from the OTC Bulletin Board after January 19, 2000, and may trade on the so-called "pink sheets," until this Form 10-SB is effective with no further comments from the Securities and Exchange Commission. At that time, the Company will apply for reinstatement on the OTC Bulletin Board. As a result of the effect of the OTC Eligibility Rule, the market liquidity for the Company's securities could be adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of shareholders sell their securities in the secondary market.

HOLDERS

     There are approximately 477 holders of the Company's common stock, which is the only class of stock currently outstanding.

DIVIDENDS

     The Company has not paid any cash dividends on its common or preferred stock and we do not anticipate paying any such cash dividends in the foreseeable future. Earnings, if any, will be retained to finance future growth. We may issue shares of common stock and preferred stock in private or public offerings to obtain financing, capital or to acquire other businesses that can improve our performance and growth. Issuance and or sales of substantial amounts of common stock could adversely affect prevailing market prices of our common stock through dilution.

ITEM 2.   LEGAL PROCEEDINGS

     There are no legal proceedings to which the Company is a party or to which its property is subject, nor to the best of management's knowledge are any material legal proceedings contemplated.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The Company's principal accountant is Nicholson & Olson, LLP of Roseville, California. There have been no disagreements between the Company's management and the Company's accountant.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     In September of 1997 the Company issued 3,000,000 shares of its common stock, at a price of $0.01 per share, in an offering exempt under Rule 504 of Regulation D promulgated under Section 3(b) of the Securities Act of 1933, as amended.

     In September of 1997 the Company issued 4,500,000 shares of its common stock, at a price of $0.001 per share, in an offering exempt under Section 4(2) of the Securities Act of 1933, as amended.

     In July of 1998 the Company issued 2,500,000 shares of its common stock, in exchange for the retirement of promissory notes with principal amounts totaling $70,000, in an offering exempt under Section 4(2) of the Securities Act of 1933, as amended.

     In January of 1999 the Company issued 350,000 shares of its common stock, at a price of $0.20 per share, in an offering exempt under Section 4(2) of the Securities Act of 1933, as amended.

     On March 1, 1999 the Company issued 150,000 shares of its common stock, at a price of $0.15 per share, in an offering exempt under Rule 504 of Regulation D promulgated under Section 3(b) of the Securities Act, as amended

     Pursuant to the share exchange and the Merger, in accordance with the Plan and Agreement of Reorganization, by and between the Company and Peabodys CA, dated March 12, 1999, the Company issued 5,829,871 shares of its common stock, in exchange for shares of Peabodys CA common stock on a one-for-one basis, in an offering exempt under Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act, as amended.

     Between March 15, 1999 and June 24, 1999 the Company issued 131,000 shares of its common stock, at a price of $1.00 per share, in an offering exempt under Rule 504 of Regulation D promulgated under Section 3(b) of the Securities Act, as amended.

     On September 17, 1999, the Company issued 350,000 shares of its common stock, at a price of $0.10 per share, in an offering exempt under Rule 504 of Regulation D promulgated under Section 3(b) of the Securities Act, as amended.

     On November 1, 1999, the Company granted options for the purchase of 500,000 shares of its common stock, with an exercise price of $0.50 per share, pursuant to a resolution of the board of directors, under Section 4(2) of the Securities Act, as amended.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 78.751 of the Nevada General Corporation Law allows a corporation to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust, or other enterprise. The Company's bylaws contain no provisions regarding indemnification of directors.

     Nevada law permits the corporation to advance expenses in connection with defending any such proceedings, provided that the indemnitee undertakes to repay any such advances if it is later determined that such person was not entitled to be indemnified by the corporation. The Company's bylaws contain no provisions regarding the advance of such funds.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

                              PEABODYS COFFEE, INC.
                           (A CALIFORNIA CORPORATION)


                          INDEPENDENT AUDITOR'S REPORT
                                       AND
                              FINANCIAL STATEMENTS

                                   YEAR ENDED
                                 MARCH 31, 1999

                                TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT..................................................1

FINANCIAL STATEMENTS

         Balance Sheet........................................................2

         Statement of Loss and Accumulated Deficit............................3

         Statement of Cash Flows..............................................4

         Notes to Financial Statements.....................................5-16

                                                                       NICHOLSON
                                                                         & OLSON
                          INDEPENDENT AUDITOR'S REPORT

                                                   LIMITED LIABILITY PARTNERSHIP
                                                   -----------------------------
                                                    CERTIFIED PUBLIC ACCOUNTANTS
                                                   729 Sunrise Avenue, Suite 303
                                                     Roseville, California 95661
                                                                  (916) 786-7997
To the Board of Directors and
Shareholders of Peabodys Coffee, Inc.

We have audited the accompanying balance sheet of Peabodys Coffee, Inc. (a California corporation) as of March 31, 1999, and the related statements of loss, accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peabodys Coffee, Inc. as of March 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Nicholson & Olson

Certified Public Accountants
Roseville, California
December 19, 1999

                              PEABODYS COFFEE, INC.
                                  BALANCE SHEET
                                 MARCH 31, 1999

ASSETS

Current Assets
   Cash                                                             $     4,774
   Other receivables                                                     18,198
   Inventories                                                           41,191
   Prepaid expenses                                                       9,041
                                                                    -----------
                                                                         73,204

Property and equipment (net)                                            423,375
Deposits and other assets                                                57,976
                                                                    -----------
         Total Assets                                               $   554,555
                                                                    ===========


LIABILITIES AND SHAREHOLDERS' DEFICIT

Current Liabilities
   Cash overdraft                                                   $    24,238
   Accounts payable                                                     724,944
   Accrued expenses                                                     339,930
   Capital lease obligations                                              5,487
   Short-term borrowings                                                 17,482
   Bridge note financing                                                372,000
                                                                    -----------

         Total liabilities                                            1,484,081
                                                                    -----------
Shareholders' Deficit
   Common stock - 35,000,000 shares authorized,
   5,829,871 shares issued and outstanding, $.001 par value           2,350,202

   Accumulated deficit                                               (3,279,728)
                                                                    -----------
         Total shareholders' deficit                                   (929,526)
                                                                    -----------
         Total Liabilities and Shareholders' Deficit                $   554,555
                                                                    ===========

See accompanying notes to financial statements

                              PEABODYS COFFEE, INC.
                    STATEMENT OF LOSS AND ACCUMULATED DEFICIT
                            YEAR ENDED MARCH 31, 1999



Sales                                                               $ 1,794,838

Cost of Sales                                                           685,176
                                                                    -----------
   Gross Profit                                                       1,109,662

Operating expenses
   Employee compensation and benefits                                   929,879
   General and administrative expenses                                  257,659
   Occupancy                                                            303,101
   Director and professional fees                                       110,325
   Depreciation                                                         101,057
   Settlement costs and other fees                                       40,000
                                                                    -----------
                                                                      1,742,021
                                                                    -----------

   Operating Loss                                                      (632,359)

Interest expense                                                       (105,727)
                                                                    -----------
   Net Loss                                                            (738,086)


Accumulated Deficit, beginning of year                               (2,541,642)
                                                                    -----------
Accumulated Deficit, end of year                                    $(3,279,728)
                                                                    ===========

See accompanying notes to financial statements

                              PEABODYS COFFEE, INC.
                             STATEMENT OF CASH FLOWS
                            YEAR ENDED MARCH 31, 1999


CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)                                                     $(738,086)
Adjustments to reconcile net (loss) to net cash
provided by (applied to) operating activities:
   Depreciation  and  amortization                                      101,057
Cash (used)  provided by changes in operating assets and liabilities:
   Increase in receivables                                               (7,723)
   Increase in inventories                                               (1,078)
   Decrease in prepaid expenses                                           1,838
   Decrease in accounts payable                                        (106,176)
   Increase in accrued expenses                                          41,237
                                                                      ---------
         Net cash used by operating activities                         (708,931)

CASH FLOWS FROM INVESTING ACTIVITIES

Additions to property and equipment                                     (37,792)
Additions to deposits and other assets                                   (3,404)
                                                                      ---------
         Net cash used by investing activities                          (41,196)

CASH FLOWS FROM FINANCING ACTIVITIES

Principal reductions of notes payable                                   (78,312)
Net proceeds from sale of stock                                         830,257
Payments on capital lease obligations                                    (5,069)
                                                                      ---------
         Net cash provided by financing activities                      746,876

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  $  (3,251)

CASH AND CASH EQUIVALENTS
Beginning of year                                                       (16,213)
                                                                      ---------
End of year                                                           $ (19,464)
                                                                      =========

See accompanying notes to financial statements

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Description of Business
-----------------------
Peabodys Coffee (the "Company") owns and operates retail espresso coffee bar kiosks in a variety of corporate and institutional locations throughout California and Nevada. The Company has gained access to this segment of the specialty coffee market by contracting with existing food service providers such as Marriott, Aramark, and Eurest Dining Services (formerly Canteen). The Company's product offerings include: high quality coffee and espresso beverages, fruit smoothies, pastries, accompaniments, and coffee related accessories.

Estimates and Assumptions
-------------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Cash and Cash Equivalents
-------------------------
The Company considers all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

Property and Equipment
----------------------
Property and equipment are recorded at cost less depreciation and amortization. Depreciation and amortization are primarily accounted for on the straight-line method over the estimated useful lives of the assets, generally ranging from five to seven years. The amortization of site improvements is based on the shorter of the lease term or the life of the improvement.

Income Taxes
------------
The company has incurred net operating losses from its inception. The tax benefit from the loss carryforward has been fully offset by a valuation reserve because use of the future tax benefit is undeterminable at this time since the Company has suffered recurring losses from operations, has a recurring net capital deficiency, and is currently issuing stock.

Inventory
---------
Inventories are stated at the lower of cost (first-in, first-out method) or market.

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Compensated Absences
--------------------

Employees of the Company are entitled to paid vacation depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 2 - RELATED PARTY TRANSACTIONS

During the time period April 1, 1998 through June 29, 1998, the Company purchased $30,088 of coffee beans from a supplier, Terranova Roasting Co. Inc., whose president, Stan Alfonso, was also a board director during the stated time period. These purchases represented 100% of the total coffee beans purchased for the time period. At June 29, 1998, $21,797 of purchases was accrued in accounts payable.

A member of the Company's Board of Directors provided management and other services to the Company on various business issues. Fees paid for such services by the Company during the year ended March 31, 1999, were $3,500 monthly. At year-end, $19,821 was accrued in accounts payable.

A member of the Company's Board of Directors elected on March 8,1999 to convert $43,000 of loans made to the Company into 61,429 shares of common stock at $0.70 per share. On March 9, 1999, the member elected to convert his shares of Series B preferred stock into 100,000 shares of common stock.

On May 29,1998, a member of the Company's Board of Directors purchased 75,000 shares of common stock at the purchase price of $.40 per share. In addition, the director was granted an option to purchase 150,000 shares of common stock. On March 4, 1999 the director elected to convert $5,000 of loans made to the Company into 7,143 shares of common stock at $0.70 per share.

In February 1999, the Company issued 444,000 shares of common stock at an option price of $0.70 per share to various members of Peabody's management.

On March 4, 1999, a member of the Board converted $105,000 of accrued fees and loans made to the Company into 150,000 shares of common stock at $0.70 per share.

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999


NOTE 2 - RELATED PARTY TRANSACTIONS (CONTINUED)

As of March 31, 1999 the Company owed to its President $14,625 in accrued wages. Additionally, there was an amount of $11,042 owed to the Company by its employees.

NOTE 3 - GOING CONCERN

These statements are presented on the basis that the Company is an on-going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The accompanying financial statements show a loss from the results of operations of $632,359, that the Company has a shareholders' deficit of $929,526, and current liabilities exceed current assets by $1,410,877. Without an infusion of additional capital, the Company's ability to continue operations is doubtful.

Management's Plan
-----------------

The Board and management acknowledge the issues raised as to the future of the Company, and have instituted a three point remedial plan. First, the Company intends to acquire the assets of a coffee bean roasting company through stock issue, which would ultimately reduce the cost of goods sold. Second, the Company intends to undertake a program to induce debt holders to convert debt into equity and/or discounted amounts. Third, the Company believes that filing as a "Reporting Company" will facilitate both investment needs and create opportunities.

NOTE 4 - INVENTORIES

At March 31, 1999, inventories were comprised of the following:

          Coffee                                               $12,340
          Other merchandise held for sale                       15,364
          Packaging and other supplies                          13,487
                                                               -------
                                                               $41,191
                                                               =======

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999


NOTE 5 - SUBSEQUENT EVENTS

In March 1999, the Company initiated a private placement stock offering which resulted in the issuance of 131,000 shares of common stock at $1 per share.

In April 1999, the Company purchased the assets of a coffee company in San Diego, California for $120,000 and 2,500 shares of common stock of the Company. As of December 19, 1999, the seller was owed $15,000 of the purchase price. The purchase price has been allocated to the acquired assets on the basis of their estimated fair value on the date of acquisition. The fair value of the assets acquired is summarized as follows:

          Inventory                                           $  5,125
          Carts and kiosks                                      75,235
          Intangibles                                           39,640
                                                              --------
                                                              $120,000
                                                              ========

On June 30, 1999, Mine-A-Max Corporation, a public shell corporation, acquired 88% of the outstanding stock of Peabodys Coffee, Inc., at which time Peabodys was merged into Mine-A Max. Twelve percent of Peabodys California shareholders have dissenter rights, which could be exercised. For accounting purposes the acquisition will be treated as a recapitalization of Peabodys, with Peabodys as the acquirer (reverse acquisition). Proforma statements are not provided given the merger is to be considered a reverse acquisition and not a business combination. Subsequent to the merger, Peabodys stockholders own 95.82% of the recapitalized company. The pre-merger balance sheet of Mine-A-Max at June 30, 1999 was as follows:

          Cash                                               $     157
          Accounts payable                                      (4,041)
          Due to officers                                      (18,838)
          Common Stock par
            (authorized 50,000,000,
            issued 254,606 at $0.01)                              (128)
          Paid in capital                                     (319,502)
          Accumulated Deficit                                  342,352

In August 1999, the Company initiated a private placement stock offering, which resulted in the issuance of 350,000 shares of common stock at $0.10 per share.

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999


NOTE 6 - PROPERTY AND EQUIPMENT

The Company has satisfactory title to all items of property and equipment reflected in the accounts relating hereto.

At March 31, 1999, property and equipment were comprised of the following:

Kiosk carts                                                  $ 220,773
Kiosk equipment                                                202,527
Equipment and furniture                                        181,459
Signage                                                         32,650
Site improvements                                               50,624
                                                             ---------
                                                               688,033
Less: accumulated depreciation                                (264,658)
                                                             ---------
                                                             $ 423,375
                                                             =========

NOTE 7 - ACCOUNTS PAYABLE

Of the $724,944 in accounts payable at year-end, approximately 68% is due over 90 days.

NOTE 8 - ACCRUED EXPENSES

At March 31, 1999, accrued expenses comprised the following:

Accrued interest on Bridge note financing                     $198,043
Accrued wages                                                   97,727
Estimated use tax                                               29,959
Other                                                           14,201
                                                              --------
                                                              $339,930
                                                              ========

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999


NOTE 9 - CAPITAL LEASE OBLIGATIONS

The Company leases certain office equipment under agreements classified as capital leases, with original terms ranging from three to four years. Assets recorded under capital leases are included in Property and Equipment.

Minimum future payments under non-cancelable lease obligations at March 31, 1999 are as follows:

          Fiscal Year ending:
          -------------------
                 2000                                        $   5,487

NOTE 10 -SHORT-TERM BORROWINGS

The Company borrowed funds to provide capital requirements on a short-term basis. These working capital loans are unsecured, non-interest bearing, and had a March 31, 1999 balance of $17,481.

NOTE 11 - LEASE INFORMATION

The Company entered into a lease agreement on August 25, 1999 for office facilities through October 2001. Total future minimum lease payments are as follows:

          Fiscal Year Ending:
          -------------------
                 2000                                         $ 30,486
                 2001                                           32,424
                 2002                                           19,621

NOTE 12 - BRIDGE NOTE FINANCING (DUE AND PAYABLE ON DECEMBER 31,1998)

In May 1996, the Company issued "units" consisting of secured convertible promissory notes and warrants to purchase the Company's common stock. The offering closed August 1996 with $760,000 of notes and warrants sold. At March 31, 1999, $390,000 of principal notes had been converted to common stock, with an outstanding principal balance of $372,000.

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999

NOTE 12 -  BRIDGE  NOTE  FINANCING  (DUE  AND  PAYABLE  ON  DECEMBER  31,1998  -
CONTINUED)

In addition, the Company is obligated to make quarterly interest payments on the principal balance outstanding, at nine percent (9%) per annum and to repay such principal balance in full on December 31, 1998. As of March 31, 1999, the Company is approximately $198,043 in arrears on interest payments relating to the Secured Notes (such arrears are increasing at the rate of approximately $4,600 per month) and repaid $5,000 of the outstanding principal balance in the year just ended. Under the terms of the Security Agreement relating to the Secured Notes, a noteholder has the right to: (a) declare all principal and interest immediately due and owing, (b) exercise its rights and remedies under the California Commercial Code as a secured creditor having a security interest in the collateral, which includes, but is not limited to equipment, inventory, accounts, trademarks, and tradenames and other intellectual property rights (the "Collateral"), and, in particular, sell, any part of the Collateral, and (c) exercise any other rights or remedies of a secured party under California Law. As of March 31, 1999, the Company has not received any notice of default relating to the Secured Notes.

In April 1999, $4,500 of principal notes was converted to common stock leaving a principal balance due of $367,500.

NOTE 13 - SHAREHOLDERS' DEFICIT

COMMON STOCK
On August 18,1998, the board of directors approved and the common stockholders consented to a one-for-two reverse split of the Company's issued and outstanding common stock. All common stock data has been restated to give effect to this reverse stock split.

The Company is authorized to issue up to 35,000,000 shares of common stock, par value, $.001. As of March 31, 1999 there were 5,829,871 shares of common stock outstanding. Common stock transactions for the year ending March 31, 1999 were as follows:

     In May 1998, the Company issued a total of 12,500 shares of common stock in consideration for services rendered (stock issuance costs) totaling $5,000.

     In May of 1998, in accordance with the terms of a settlement agreement 819,500 shares of common stock were canceled.

     In June 1998, in conjunction with the exercise of bridge note warrants that were granted in 1995 and 1996, bridge financing notes with a principal of $126,500 were converted to 230,000 shares of common stock.

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999

NOTE 13 - SHAREHOLDERS' DEFICIT (CONTINUED)

COMMON STOCK - CONTINUED

     In July and December 1998, the Company issued a total of 100,000 shares of common stock for proceeds of $3,040. The stock was issued in connection with the exercise of stock options held by a director of the Company that were granted in 1996.

     In July 1998, the Company issued 30,000 shares of common stock for proceeds of $600. The stock was issued in connection with the exercise of warrants held by a previous lender to the Company that were granted in 1995.

     In October 1998, to comply with the securities law of the state of New York, a total of 5,000 shares of common stock were canceled and rescinded. Previously received proceeds totaling $5,000 were repaid.

     In November 1998, the Company completed a Regulation D504 offering of 925,000 shares of common stock for proceeds of $764,367, net of $145,233 in stock issuance costs.

     In March 1999, certain board members and creditors of the Company agreed to convert certain notes payable and accounts payable into shares of common stock. Notes and accounts payable totaling $232,100 were converted to 331,572 shares of common stock.

As of March 31, 1999 Peabodys had not paid any dividends with respect to its shares of common stock.

Transaction costs are recorded as a reduction to capital raised by the Company.

PREFERRED STOCK
The Company is authorized to issue 15,000,000 shares of preferred stock, par value $.001. In May 1998, the Company issued 162,500 shares of Series B preferred stock for $65,000 cash. In March 1999, those holders of Series B preferred stock elected to convert all preferred stock to shares of common stock. There were no shares of Series A or B preferred stock outstanding at March 31, 1999.

In the event the Company issues Series A Preferred Stock, Series A Preferred stockholders will be entitled to a liquidation preference of $1.73 per share, voting rights equal to the number of shares of common stock the holder would receive on conversion and a preemptive right to maintain ownership, with certain conditions. The Series A Preferred stockholders are not entitled to any dividend preference, and share proportionally with the holders of common stock and Series B Preferred, any dividend that may be issued.

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999

NOTE 13 - SHAREHOLDERS' DEFICIT (CONCLUDED)

PREFERRED STOCK (CONTINUED)
The Series A Preferred Stock are convertible into shares of common stock, at the option of the holder, on a one-for one basis, unless adjusted pursuant to standard antidilution provisions. The Series A and B are identical except that Series B stockholders are entitled to a liquidation preference of $0.40 per share and have no preemptive rights.

NOTE 14 - STOCK OPTION PLANS

Executives and other key employees have been granted options to purchase common shares, up to an aggregate of 500,000 shares, of the Company's stock under the 1995 Stock Option Plan (the Plan), which was adopted in 1995. In accordance with the terms of the Plan, the option's maximum term is ten years. Options granted vest ratably over various time periods. If an option granted under the 1995 Plan expires or terminates, the shares subject to any unexercised portion of that option will again become available for the issuance of further options under the applicable plan. The Board or committee designated by the Board is empowered to determine the terms and conditions of each option granted under the 1995 Plan. The exercise price for any option cannot be less than the fair market value of the common stock on the date of the grant (110% if granted to an employee who owns 10% or more of the common stock), and the exercise price of a non-statutory option cannot be less than 85% of the fair market value of the common stock on the grant date. As of March 31, 1999, options to purchase 500,000 shares of common stock have been granted under the 1995 Plan at an exercise price ranging from $0.04 to $0.80 per share.

The Board of Directors of the Company has adopted and approved the 1999 Stock Option Plan, pursuant to which options to purchase up to an aggregate of 500,000 shares of the Company's common stock can be granted to officers, directors, employees, consultants, vendors, customers, and others expected to provide significant services to the Company or its subsidiaries. If an option under the 1999 Plan expires or terminates, the shares subject to any unexercised portion of that option will again become available for the issuance of further options under the plan. The plan will terminate on February 8, 2009, and no more options may be granted under the 1999 Plan once it has been terminated. The Board or designated committee is empowered to determine the terms and conditions of each option granted under the 1999 Plan. The exercise price for any option cannot be less than the fair market value of the common stock on the date of the grant (110% if granted to an employee who owns 10% or more of the common stock), and the exercise price of a non-statutory option cannot be less than 85% of the fair market value of the common stock on the date of grant. As of March 31, 1999, options to purchase 444,000 shares of common stock have been granted under the 1999 Plan at an exercise price of $0.70 per share.

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999


NOTE 14 - STOCK OPTION PLANS (CONTINUED)

In accordance with the provisions of SFAS 123, the Company applies APB 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation costs. If the Company had elected to recognize compensation costs based on the fair value of the options at grant date the Company's net income would not have changed for the year ended March 31, 1999.

The fair value of each option grant is estimated on the grant date to have no current value, based upon the facts that the options are restricted, not transferable nor assignable, and the current financial position of the Company.

An additional 72,500 options were issued during the year ended March 31,1999 to various individuals who provided significant services to the Company. These options were not issued in conjunction with either stock option plan.

Options exercised under the 1995 Plan during the year ended March 31, 1999 totaled 100,000 shares at $0.04 per share.

A summary of the status of the Company's employee stock option plans as of March 31, 1999, and changes during the year, is presented below:

                                                               Shares
                                                              --------
     Outstanding at beginning of year (restated)               427,500
     Granted                                                   516,500
     Exercised                                                (100,000)
                                                              --------
     Outstanding at end of year                                844,000

NOTE 15 - WARRANTS

A summary of the status of the Company's warrants as of March 31, 1999 and changes during the year is presented below:

                                                               Shares
                                                              --------
     Outstanding at beginning of year (restated)               460,000
     Granted                                                   467,500
     Exercised                                                (260,000)
                                                              --------
     Outstanding at end of year                                667,500

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999


NOTE 16 - RISKS AND UNCERTAINTIES

The Company largely depends upon a third party supplier for the supply of its whole bean coffee. The Company believes that its relationship with such supplier is good and the supplier will be able to meet the Company's requirements for coffee during the foreseeable future. While the Company seeks to carefully anticipate its coffee needs, there can be no assurance that supplies and prices will not be affected by political and social events, the weather in the coffee growing regions of the world, unexpected demand or other market forces. Green coffee is an international agriculture commodity product subject to considerable price fluctuations. The Company's ability to raise sales prices in response to rising coffee prices may be limited and the Company's profitability could be adversely affected if coffee prices were to rise substantially.

The Company's success depends to a significant extent upon the continued service of its President. Loss of the services of the President could have a material adverse effect on the Company's growth, revenues, and prospective business. The Company does not maintain key-man life insurance on the President. In addition, in order to successfully implement and manage its business plan, the Company will be dependent upon, among other things, successfully recruiting qualified managerial and sales personnel having experience in business activities. Competition for qualified individuals is intense. There can be no assurance that the Company will be able to find, attract and retain existing employees or that it will be able to find, attract and retain qualified personnel on acceptable terms.

The success of the Company will require rapid expansion of its business. Any such expansion could place a significant strain on the Company's resources and would require the Company to hire additional personnel, implement additional operating and financial controls and to improve coordination between marketing, administration and finance functions. The Company would be required to install additional reporting and management information systems for sales and inventory monitoring. There can be no assurance that the Company would be able to manage any substantial portion of its business, and a failure to do so could have a materially adverse effect on the Company's operating results.

The Company has a registered service mark for its rhinoceros logo. The Company is aware of another entity in North Carolina that is utilizing the name "Peabodys" in the coffee industry. The North Carolina entity has received a federal trademark registration of the name "Peabodys". While the Company believes that it has the right to use the name "Peabodys", if it were determined that the Company were not able to continue utilizing the name "Peabodys", it would have a material adverse effect on the Company and the Company would have to re-establish any lost goodwill and name recognition.

                              PEABODYS COFFEE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999


NOTE 17 - CONCENTRATIONS

As mentioned above, for the year ended March 31, 1999, the Company purchases 100% of its coffee bean inventory from one supplier. The Company believes that the relationship with such supplier is good and the supplier will be able to meet the Company's requirements for coffee during the foreseeable future. In the event such relationship terminates, the Company believes that numerous other suppliers can fulfill the Company's inventory requirements.

In addition, at March 31, 1999 the Company had twenty-three kiosks in a variety of locations throughout California and Nevada. The Company had contracted eleven of these locations with Sodexho-Mariott, three contracts with Aramark, and five contracts with Eurest Dining Services (formerly Canteen). Peabodys competes indirectly against specialty retailers, restaurants and beverage outlets that serve coffee, and directly, with a growing number of espresso stands, carts, and stores in Northern America metropolitan markets. The specialty coffee segment is becoming increasingly competitive. Competitors with significant economic resources in both existing nonspecialty and specialty coffee businesses could at any time enter the Company's proposed market with competitive coffee products. There can be no assurance that management will be able to continue to secure and maintain these retail sites.

The Company's officers and directors own approximately 30% of the outstanding shares of Common Stock. The Company's dividend policy, as well as other major decisions such as wages, acquisitions and financing by the Company will be significantly influenced and controlled by such officers and directors.

                              PEABODYS COFFEE, INC.

                             (A NEVADA CORPORATION)

                                     INTERIM
                              FINANCIAL STATEMENTS

                                    UNAUDITED

                               THREE MONTHS ENDED
                             JUNE 30, 1999 AND 1998

                                TABLE OF CONTENTS

FINANCIAL STATEMENTS

         Balance Sheets.......................................................1

         Statements of Loss and Accumulated Deficit...........................2

         Statement of Cash Flows..............................................3

         Notes to Financial Statements......................................4-5

                              PEABODYS COFFEE, INC.

                                 BALANCE SHEETS
                             JUNE 30, 1999 AND 1998

                                    UNAUDITED

ASSETS
                                                           1999           1998
                                                       -----------    -----------
Current Assets
   Other receivables                                   $    30,056    $    11,764
   Inventories                                              54,285         41,215
   Prepaid expenses                                          6,339          8,838
                                                       -----------    -----------
                                                            90,680         61,817

Property and equipment (net)                               517,873        485,198
Deposits and other assets                                  331,541        127,930
                                                       -----------    -----------

         Total Assets                                  $   940,094    $   674,945
                                                       ===========    ===========

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current Liabilities
   Cash overdraft                                      $   121,296    $    18,262
   Accounts payable                                        789,814        860,420
   Accrued expenses                                        384,818        312,870
   Capital lease obligations                                 4,122          9,420
   Short-term borrowings                                   116,880         77,894
   Bridge note financing                                   367,500        451,500
                                                       -----------    -----------

         Total liabilities                               1,784,430      1,730,366
                                                       -----------    -----------
Shareholders' Deficit
   Common stock - 50,000,000 shares
     authorized, 6,215,477 shares issued
     and outstanding, $.001 par value                    2,694,918      1,350,800
   Preferred Stock - 15,000,000 shares
     authorized, 625,000 issued and
     outstanding, $.001 par value                               --        250,000
   Additional paid-in-capital                              319,502             --
   Accumulated deficit                                  (3,858,756)    (2,656,221)
                                                       -----------    -----------

         Total shareholders' deficit                      (844,336)    (1,055,421)
                                                       -----------    -----------

         Total Liabilities and Shareholders' Deficit   $   940,094    $   674,945
                                                       ===========    ===========

                              PEABODYS COFFEE, INC.

                   STATEMENTS OF LOSS AND ACCUMULATED DEFICIT
                    THREE MONTHS ENDED JUNE 30, 1999 AND 1998

                                    UNAUDITED

                                                         1999           1998
                                                     -----------    -----------

Sales                                                $   571,217    $   414,378

Cost of Sales                                            237,227        158,912
                                                     -----------    -----------

   Gross Profit                                          333,990        255,466

Operating expenses
   Employee compensation and benefits                    303,251        206,597
   General and administrative expenses                    79,253         47,437
   Occupancy                                              85,545         68,574
   Director and professional fees                         60,314         25,097
   Depreciation                                           24,751         23,818
   Settlement costs and other fees                            --             --
                                                     -----------    -----------
                                                         553,114        371,523
                                                     -----------    -----------

   Operating Loss                                       (219,124)      (116,057)

Interest expense                                         (19,131)       (17,517)
                                                     -----------    -----------

   Net Loss                                             (238,255)      (133,574)

Accumulated Deficit, beginning of period              (3,620,501)    (2,522,647)
                                                     -----------    -----------

Accumulated Deficit, end of period                   $(3,858,756)   $(2,656,221)
                                                     ===========    ===========

                              PEABODYS COFFEE, INC.

                             STATEMENT OF CASH FLOWS
                        THREE MONTHS ENDED JUNE 30, 1999

                                    UNAUDITED

                                                                         1999
                                                                      ---------
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)                                                     $(238,255)
Adjustments to reconcile net (loss) to net cash
provided by (applied to) operating activities:
   Depreciation and amortization                                         24,751
Cash (used) provided by changes in operating
assets and liabilities:
   Decrease in receivables                                              (11,858)
   Decrease in inventories                                              (13,094)
   Increase in prepaid expenses                                           2,702
   Decrease in accounts payable                                          64,870
   Increase in accrued expenses                                          44,888
                                                                      ---------
         Net cash used by operating activities                         (125,996)

CASH FLOWS FROM INVESTING ACTIVITIES

Additions to property and equipment                                    (119,249)
Additions to deposits and other assets                                  (42,147)
                                                                      ---------
         Net cash used by investing activities                         (161,396)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from short-term borrowings                                      73,627
Net proceeds from sale of stock                                         113,298
Payments on capital lease obligations                                    (1,365)
                                                                      ---------
         Net cash provided by financing activities                      185,560

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT                    (101,832)

CASH AND CASH EQUIVALENTS
Beginning of period                                                     (19,464)
                                                                      ---------
End of period                                                         $(121,296)
                                                                      =========

                              PEABODYS COFFEE, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 1999

                                    UNAUDITED

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited financial statements and related notes have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, all adjustments of a normal and recurring nature which were considered necessary for a fair presentation of these financial statements have been included. It is suggested that these statements are read in conjunction with the financial statements and footnotes thereto included in the annual report of the Company on Form 10-KSB for the year ended March 31, 1999. The results of operations for the period ended June 30, 1999, may not necessarily be indicative of the operating results for the entire fiscal year.

NOTE 2 - GOING CONCERN

The Company has suffered recurring operating losses and, at June 30, 1999, had a net deficiency in assets. These conditions raise substantial doubt about the ability of the Company to continue as a going concern.

Several steps have been taken by the Company in attempt to increase working capital and improve profitability. In March of 1999, the Company entered into a "best efforts" agreement with a broker/dealer with the intent of conducting an offering of securities with anticipated net proceeds of $564,000. Additionally, the Company continued to solicit its noteholders to convert their debt to equity securities of the Company. The Company also continued with its expansion in an effort to offset SG&A overhead by acquiring the assets of Northern Lights Coffee Company of San Diego in April of 1999.

                              PEABODYS COFFEE, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 1999

                                    UNAUDITED

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost less depreciation and amortization. Depreciation and amortization are primarily accounted for on the straight-line method over the estimated useful lives of the assets, generally ranging from five to seven years. The amortization of site improvements is based on the shorter of the lease term or the life of the improvement.

The Company has satisfactory title to all items of property and equipment reflected in the accounts relating hereto.

At June 30, 1999, property and equipment were comprised of the following:

Kiosk carts                                       $   1,170
Kiosk equipment                                     500,403
Equipment and furniture                             205,263
Signage                                              37,452
Site improvements                                    62,993
                                                  ---------
                                                    807,281
Less: accumulated depreciation                     (289,408)
                                                  ---------
                                                  $ 517,873
                                                  =========

                              PEABODYS COFFEE, INC.

                             (A NEVADA CORPORATION)

                                     INTERIM
                              FINANCIAL STATEMENTS

                                    UNAUDITED

                                SIX MONTHS ENDED
                           SEPTEMBER 30, 1999 AND 1998

                                TABLE OF CONTENTS

FINANCIAL STATEMENTS

         Balance Sheets.......................................................1

         Statements of Loss and Accumulated Deficit...........................2

         Statement of Cash Flows..............................................3

         Notes to Financial Statements......................................4-5

                              PEABODYS COFFEE, INC.

                                 BALANCE SHEETS
                           SEPTEMBER 30, 1999 AND 1998

                                    UNAUDITED

ASSETS
                                                           1999           1998
                                                       -----------    -----------
Current Assets
   Cash                                                $        --    $   114,783
   Other receivables                                        25,862          9,938
   Inventories                                              52,610         42,881
   Prepaid expenses                                         10,203          9,716
                                                       -----------    -----------
                                                            88,675        177,318

Property and equipment (net)                               506,767        470,066
Deposits and other assets                                  108,764        173,019
                                                       -----------    -----------

         Total Assets                                  $   704,206    $   820,403
                                                       ===========    ===========

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current Liabilities
   Cash overdraft                                      $   150,640    $        --
   Accounts payable                                        806,940        837,746
   Accrued expenses                                        437,920        338,705
   Capital lease obligations                                 3,037          8,230
   Short-term borrowings                                   171,630         97,894
   Bridge note financing                                   367,500        451,500
                                                       -----------    -----------

         Total liabilities                               1,937,667      1,734,075
                                                       -----------    -----------
Shareholders' Deficit
   Common stock - 50,000,000 shares
     authorized, 6,565,477 shares issued
     and outstanding, $.001 par value                    2,498,500      1,622,150
   Preferred Stock - 15,000,000 shares
     authorized, 625,000 issued and
     outstanding, $.001 par value                               --        250,000
   Additional paid-in-capital                              319,502             --
   Accumulated deficit                                  (4,051,463)    (2,785,822)
                                                       -----------    -----------

         Total shareholders' deficit                    (1,233,461)      (913,672)
                                                       -----------    -----------

         Total Liabilities and Shareholders' Deficit   $   704,206    $   820,403
                                                       ===========    ===========

                              PEABODYS COFFEE, INC.

                   STATEMENTS OF LOSS AND ACCUMULATED DEFICIT
                  SIX MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

                                    UNAUDITED

                                                       1999             1998
                                                   -----------      -----------
Sales                                              $ 1,054,785      $   831,389

Cost of Sales                                          429,601          307,473
                                                   -----------      -----------

   Gross Profit                                        625,184          523,916

Operating expenses
   Employee compensation and benefits                  576,420          417,991
   General and administrative expenses                 148,724           91,488
   Occupancy                                           152,472          137,850
   Director and professional fees                       87,748           57,857
   Depreciation                                         49,503           47,636
   Settlement costs and other fees                          --               --
                                                   -----------      -----------
                                                     1,014,867          752,822
                                                   -----------      -----------

   Operating Loss                                     (389,683)        (228,906)

Interest expense                                       (41,279)         (34,268)
                                                   -----------      -----------

   Net Loss                                           (430,962)        (263,174)

Accumulated Deficit, beginning of period            (3,620,501)      (2,522,648)
                                                   -----------      -----------

Accumulated Deficit, end of period                 $(4,051,463)     $(2,785,822)
                                                   ===========      ===========

                              PEABODYS COFFEE, INC.

                             STATEMENT OF CASH FLOWS
                       SIX MONTHS ENDED SEPTEMBER 30, 1999

                                    UNAUDITED

                                                                         1999
                                                                      ---------
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)                                                     $(430,962)
Adjustments to reconcile net (loss) to net cash
provided by (applied to) operating activities:
   Depreciation and amortization                                         49,503
Cash (used) provided by changes in operating
assets and liabilities:
   Increase in receivables                                               (7,664)
   Increase in inventories                                              (11,419)
   Increase in prepaid expenses                                          (1,162)
   Increase in accounts payable                                          81,996
   Increase in accrued expenses                                          97,990
                                                                      ---------
         Net cash used by operating activities                         (221,718)

CASH FLOWS FROM INVESTING ACTIVITIES

Additions to property and equipment                                    (132,895)
Additions to deposits and other assets                                  (50,788)
                                                                      ---------
         Net cash used by investing activities                         (183,683)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from short-term borrowings                                     128,377
Net proceeds from sale of stock                                         148,298
Payments on capital lease obligations                                    (2,450)
                                                                      ---------
         Net cash provided by financing activities                      274,225


NET INCREASE (DECREASE) IN CASH AND CASH

   EQUIVALENTS                                                        $(131,176)

CASH AND CASH EQUIVALENTS

Beginning of period                                                     (19,464)
                                                                      ---------
End of period                                                         $(150,640)
                                                                      =========

                              PEABODYS COFFEE, INC.

                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999

                                    UNAUDITED

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited financial statements and related notes have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, all adjustments of a normal and recurring nature which were considered necessary for a fair presentation of these financial statements have been included. It is suggested that these statements are read in conjunction with the financial statements and footnotes thereto included in the annual report of the Company on Form 10-KSB for the year ended March 31, 1999. The results of operations for the period ended September 30, 1999, may not necessarily be indicative of the operating results for the entire fiscal year.

NOTE 2 - GOING CONCERN

The Company has suffered recurring operating losses and, at September 30, 1999, had a net deficiency in assets. These conditions raise substantial doubt about the ability of the Company to continue as a going concern.

Several steps have been taken by the Company in attempt to increase working capital and improve profitability. In July of 1999 the Company took steps to reduce inventory levels at its warehousing facilities. In addition, the Company commenced with a staged plan to reorganize its operating supervision model that when fully implemented, will eliminate a layer of field management. The Company continued with its expansion by relocating two of its under performing kiosks to San Diego State University in an effort to upgrade overall unit performance and add critical mass to the San Diego market. Also, the Company is continuing to seek quality expansion opportunities and investment.

                              PEABODYS COFFEE, INC.

                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999

                                    UNAUDITED

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost less depreciation and amortization. Depreciation and amortization are primarily accounted for on the straight-line method over the estimated useful lives of the assets, generally ranging from five to seven years. The amortization of site improvements is based on the shorter of the lease term or the life of the improvement.

The Company has satisfactory title to all items of property and equipment reflected in the accounts relating hereto.

At September 30, 1999, property and equipment were comprised of the following:

Kiosk carts                                       $   1,170
Kiosk equipment                                     503,887
Equipment and furniture                             207,341
Signage                                              41,095
Site improvements                                    67,434
                                                  ---------
                                                    820,927
Less: accumulated depreciation                     (314,160)
                                                  ---------
                                                  $ 506,767
                                                  =========

                                    PART III

ITEM 1.   INDEX TO EXHIBITS

Exhibit No.    Description
-----------    -----------

2.1            Plan and Agreement of Reorganization

2.2            Articles of Merger

3(i).1         Articles of Incorporation of Kimberley Mines, Inc.

3(i).2         Certificate of Amendment of Articles of Incorporation (Mine-A-Max
               Corp.)

3(i).3 Certificate of Amendment of Articles of Incorporation (Peabodys Coffee, Inc.)

3(ii).1        Amended and Restated Bylaws of Peabodys Coffee, Inc.

10.1           Peabodys Coffee, Inc. 1995 Stock Option Plan

10.2           Peabodys Coffee, Inc. 1999 Stock Option Plan

10.3           Letter of Intent with Arrosto Coffee Company LLC (formerly 10.2)

10.4           Letter of Intent with Grounds for Enjoyment

10.5           Executive  Services  Agreement  with Barry J.  Gibbons  (formerly
               10.3)

10.6           General  Agreement  (letter   agreement)  with  Elliot,   Lane  &
               Associates formerly 10.4)

10.7 Proposed Professional Services Agreement with Elliot, Lane & Associates (formerly 10.5)

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PEABODYS COFFEE, INC.,
                                        A Nevada Corporation

                                        By: /s/
                                            -------------------------------
                                            Todd Tkachuk, President
                                        Date:
                                              -----------------------------

                                       28